Exhibit 4.2
FIRST AMENDMENT
TO THE STOCKHOLDERS AGREEMENT
WHEREAS, Sally Beauty Holdings, Inc., a Delaware corporation (the “Company”), entered into a Stockholders Agreement, dated as of November 16, 2006 (as amended, the “Agreement”) with CDRS Acquisition LLC, a Delaware limited liability company (“CDRS”), CD&R Parallel Fund VII, L.P., a Cayman Islands exempted limited partnership, and the other stockholders of the Company party thereto;
WHEREAS, the parties to the Agreement desire to amend the Agreement to conform the Agreement to the Second Amended and Restated By-laws of the Company with respect to the rights of CDRS to designate up to two of the members of, and the chairpersons of, certain committees of the Board;
WHEREAS, Section 7.5 of the Agreement provides that the Agreement may be amended with the prior written consent of the Company, CDRS and the Family Group Representative; and
WHEREAS, as required by Section 7.5 of the Agreement, a majority of the Independent Directors have approved this amendment.
NOW, THEREFORE, the Agreement is hereby amended in the following respects:
Section 1.2 of the Agreement is hereby amended in its entirety to read as follows:
1.2 Committees. The Board shall have the following committees: an Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, Executive Committee and Finance Committee (as such terms are defined in the Company’s by-laws). Each of the foregoing committees shall have four members, of whom, in each case, at least two members shall be Non-CDR Directors and up to two members shall be CDR Designees or designated by the CDR Designees, provided that all the members of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee shall qualify as Independent Directors. The CDR Designees may designate the chairperson of each of the Compensation Committee, Nominating and Corporate Governance Committee and Finance Committee, and the Non-CDR Directors may designate the chairpersons of the remaining committees.
This Amendment will be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to choice of law principles thereof).
Except as specifically provided in this Amendment, all other provisions of the Agreement shall remain in full force and effect.
This Amendment may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.
IN WITNESS WHEREOF, the parties have caused this Amendment to be executed in their names by a duly authorized officer or representative as of December 13, 2006.

SALLY BEAUTY HOLDINGS, INC.
By:	/s/ Raal H. Roos
	Name:	Raal H. Roos
	Title:	Senior Vice President, General Counsel and Secretary

CDRS ACQUISITION LLC
By:	/s/ Richard J. Schnall
	Name:	Richard J. Schnall
	Title:	President

/s/ Carol L. Bernick
Carol L. Bernick,
as Family Group Representative

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